SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                             COMMISSION FILE NUMBER
                                   33-19048-NY

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


(Check One): /X/Form 10-K  / /Form 20-F  / /Form  / /11-K
              / /Form 10-Q  / /Form N-SAR  / /Form N-CSR

         For Period Ended:   7/31/04
                            ------------
         /X/Transition Report on Form 10-K
         / /Transition Report on Form 20-F
         / /Transition Report on Form 11-K
         / /Transition Report on Form 10-Q
         / /Transition Report on Form N-SAR
         For the Transition Period Ended:
                                         -----------------------

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.



If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



PART I -- REGISTRANT INFORMATION


MURRAY UNITED DEVELOPMENT CORP.
-------------------------------
Full Name of Registrant


NOT APPLICABLE
-------------------------------
Former Name if Applicable


P.O. BOX 224
--------------------------------
Address of Principal Executive Office (Street and Number)


LANDING, NEW JERSEY   07850
--------------------------------
City, State and Zip Code

PART II -- RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on From 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/X/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE (Attach Extra Sheets if Needed)


STATE BELOW IN REASONABLE DETAIL WHY FORMS 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, OR THE TRANSITION REPORT OR PORTION THEREOF, COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD.


         On October 15, 2004, the Company's prior certifying accountants resigned. Such resignation resulted from a decision by such firm to discontinue providing audit services to public companies. On October 15, 2004, the Company appointed Blanchfield, Kober & Company, P.C. as its new certifying accountants. On October 20, 2004, a Form 8-K was filed with the Securities Exchange Commission disclosing such resignation of the Company's prior certifying accountants and the Company's engagement of its new certifying accountants.

         We have been informed by our new certifying accountants that additional time is required to obtain the information necessary for such accountants to render their audit opinion on the Company's financial statements for its fiscal year ended July 31, 2004. Management will file the Form 10-KSB within 15 days after the prescribed due date of this filing.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Dwight Foster                   (908)                        979-3025
      (Name)                    (Area code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                      /X/ Yes         / / No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      / / Yes         /X/ No
         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         MURRAY UNITED DEVELOPMENT CORP.
                  (Name of Registrant as Specified in Charter)


         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


         Date: October 28, 2004          By:  /s/ ANTHONY CAMPO
                                         ---------------------------------------
                                         ANTHONY CAMPO, Executive Vice President